MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the period ended March 31, 2010
Dated: May 14, 2010

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

DESCRIPTION OF BUSINESS

MAG Silver Corp. (“MAG” or the “Company”) a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a “reporting foreign issuer” in the USA.

The following management discussion and analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three months ended March 31, 2010 and 2009.  It is prepared as of May 14, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2009, together with the notes thereto and the audited consolidated financial statements for the year ended December 31, 2009, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

In December of 2008, London Stock Exchange listed Fresnillo plc (“Fresnillo”) announced an intention to make a hostile bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG, was in the unique position of also being the majority owner and operator of the joint venture company Minera Juanicipio S.A. de C.V. ("Minera Juanicipio").  On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator, do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

During Fresnillo’s hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG’s position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG’s board in breach of the standstill provisions contained in the Shareholders Agreement, and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including claims for damages and other orders arising from Fresnillo’s conduct. If the Company is successful in its arbitration proceedings, Fresnillo will, among other things, be precluded from launching another bid without MAG's consent.

In the intervening period between the filing by MAG of its request for Arbitration and April 2010, an arbitral tribunal was established. Subsequent to the quarter end, on April 20, 2010, the ICC Court provided notice to MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. A hearing on the merits of the arbitration has been tentatively set for the last week of October 2010 in Mexico City, with closing arguments to be submitted in December 2010.  The Company is of the view that Fresnillo’s pace of development on the Juanicipio property is too slow and is inconsistent with industry best practice.  This position has also been put before the ICC.

In response to and since Fresnillo’s intended hostile bid, MAG has accelerated its own exploration programs with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  Results of the exploration programs on the Company’s own properties indicate that Lagartos SE and Cinco de Mayo projects have been advanced with significant drill results and are worthy of further exploration work going forward.  At Cinco de Mayo an extensive, near surface, molybdenum and gold mineralized zone has been discovered and work continues to expand and delineate the Pozo Seco moly/gold zone, with the goal of establishing an initial resource estimate later in 2010.

2/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

See “Review of Operations and Projects” below for more detail on the Company’s exploration activities.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company’s most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources”. MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

FINANCIAL PERFORMANCE

At March 31, 2010, the Company had cash and cash equivalents on hand of $24,251,678 versus $43,900,160 for the period ended March 31, 2009. The Company’s reserves of cash and cash equivalents originate from financings completed in 2007 and warrant exercises completed early in 2008.  Subsequent to the quarter end, the Company announced a bought deal financing expected to close on or about May 18, 2010, for gross proceeds, including an over-allotment provision, of approximately $35.2 million (see ”Liquidity and Capital Resources” below).

After deducting interest earned for the period ended March 31, 2010 of $24,387 compared to interest earned of $138,725 for the period ended March 31, 2009, the loss for the period ended March 31, 2010 was $2,167,333 compared to a loss for the same period in 2009 of $5,161,757.  There were no mineral property write-offs in the current quarter (2009: $3,150,255).

Included in the loss for the period was stock compensation expense (a non-cash item) totaling $1,159,401 (2009: $49,846).  The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model and is recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as the level of dividends are paid, the weighted average volatility of the Company’s shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company’s shares at the date of the grant.

3/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

Excluding stock compensation expense and the mineral property write-off from the prior period, the net loss for current quarter is $1,007,932 (2009: $1,961,656).  The current loss was lower than that for the 2009 first quarter as general and administrative expenses were less than in the comparable prior period. Specifically, legal costs of $168,990 (2009: $625,473), management and consulting fees of $249,780 (2009: $499,107), and shareholder relations costs of $134,716 (2009: $233,077) all decreased in the current quarter compared to the prior quarter when MAG was exposed to substantial professional and administrative costs, particularly for take-over defense and the protracted proceedings in front of the OSC as a result of Fresnillo’s intended hostile bid announced in late 2008. General office expenses have also decreased to $134,853 (2009: $338,478) as the current quarter does not include the costs for the Annual General and Special meeting which in 2009 was held in March but in 2010 is scheduled for later in the year. The foreign exchange loss in the quarter (2010: $22,959 versus 2009: $109,069) decreased this quarter due to a more stable Canadian dollar and less volatile currency fluctuations against the $US and Mexican Peso. Other expenses including audit and accounting fees (2010: $109,623 versus 2009: $93,959), filing and transfer agent fees (2010:  $95,257 versus 2009: $105,453), and travel (2010:  $103,264 versus 2009: $87,179) were comparable this quarter compared to the comparable 2009 quarter.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
March 31, 2010	$24,387	$(2,167,333)	$(0.04)
December 31, 2009	$42,227	$(2,659,433)	$(0.05)
September 30, 2009	$66,189	$(1,284,316)	$(0.03)
June 30, 2009	$51,365	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)
June 30, 2008	$545,586	$(1,091,881)	$(0.02)

Notes:

(1)

The Company’s primary source of revenue during the quarters listed above was interest earned on bank balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the periods as described above at “Financial Performance”.

REVIEW OF OPERATIONS AND PROJECTS

During the three months ended March 31, 2010, the Company incurred $44,490 in property acquisition costs (2009: $839,490), and exploration expenditures for the same period on MAG’s 100% owned properties amounted to $2,980,706 (2009: $7,259,896).  In the quarter ended March 31, 2010, the Company’s exploration activity was focused on its 100% owned Cinco De Mayo property, where $2,525,266 in exploration expenditures was incurred in the quarter (2009: $3,007,539) and 15,645 metres drilled (2009: 13,369 metres).  Exploration on the Company’s other projects (Salemex, Lagartos SE, Batopilas, and Nuevo Mundo) was minimal in the quarter ($455,440 compared to $4,252,357 in 2009), and drilling on the Juanicipio property (see below) was conducted by the project operator Fresnillo where the Company’s share of these costs are funded through its 44% interest in Minera Juanicipio.

4/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s IDEA website at http://idea.sec.gov.

Juanicipio Property

Minera Juanicipio, held 56% by Fresnillo and 44% by the Company, is a joint venture company that owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Since MAG’s mineral discovery there in 2003, the Juanicipio property has been advanced by the joint venture into a significant silver deposit.  The Valdecañas Vein hosts the primary deposit on the property, while the Juanicipio Vein and other targets demonstrate potential for further discoveries. On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a baseline standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

The Company’s 2010 Minera Juanicipio budget of approximately $2.9M consists of MAG’s pro rata 44% share of the joint venture budget (US$2.6M) and the balance for project expenditures on its own account.  At the board meeting in December of 2009, an exploration budget of US $4.4M (100%) for 2010 was approved including a carryover of an unspent US$400,000 from the 2009 budget for an additional 2,000 metres of drilling. On March 16, 2010, an amendment to the 2010 exploration budget was approved to include a further of US$1.5 million (100%) engineering budget for a prefeasibility study.  Notwithstanding MAG's view that in accordance with best industry practice the current geological understanding of the Valdecañas Vein justifies commencement of a pre-feasibility study, Fresnillo has required that commencement of the prefeasibility study be subject to completion of a resource audit and update planned for June 2010 whereby at least 50% of the total contained silver can be categorized as an indicated resource.  To the end of 2009, almost 47% of the total contained resource ounces were classified as indicated.  A 10 hole program utilizing 4 drills on the Valdecañas Vein is presently underway and is targeted for completion by June 2010.  MAG’s 2010 budget for Minera Juanicipio includes its 44% contribution for both the exploration budget and the additional engineering budget.

Drilling in 2010 will be directed to the Valdecañas Vein in order to convert a substantial portion of the inferred resource to an indicated resource. Work will also continue to explore along the Juanicipio Vein for a potential bonanza zone. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

Although progress continues on the Juanicipio property, the Company continues to advise Fresnillo that MAG supports a more rapid development program for the Valdecañas Vein in accordance with industry’s best practices in order to ensure the best financial results for the property.  The technical committee and board of directors of Mineral Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.

In the three months ending March 31, 2010, Fresnillo, as the operator, has completed 7,774 metres of drilling on the property, representing 32.4% of the proposed drilling for the year.  Some of the recent assay results from the Valdecañas Vein include a deep hole MH which returned 2.90 metres of 481 grams per tonne (g/t) silver, 0.94 g/t gold, 2.43% lead and 6.01% zinc.

5/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

For the three month period ended March 31, 2010 the Company’s 44% share of joint venture expenditures amounted to $496,462 (2009: $37,484).  Presently there are a total of 6 drills in operation.

The Company has spent on its own account or advanced Minera Juanicipio a cumulative total of $9,356,326 for its 44% of acquisition and exploration costs to March 31, 2010 (2009 - $8,215,779).  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico.  Cinco de Mayo is a 15,000 hectare property straddling the same regional structure that contains the largest Carbonate Replacement Deposits (“CRDs”) in Chihuahua. Exposures are very limited, so exploration is guided by MAG’s CRD exploration model, airborne magnetic and VTEM and ZTEM surveys, surface mapping of the sparse outcrops, and drilling.  Results to date indicate the presence of a deep 2 by 3 kilometre intrusive center with high-level intrusive offshoots lying beneath a high limestone ridge, flanked by a series of prominent linear magnetic lows that coincide with NW-SE structural zones. Cinco de Mayo is held 100% by MAG and is one of six district scale projects operated by MAG.

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the project area.  Although still at an early stage of understanding it is evident that Pozo Seco is developing substantial size and grade potential.  Drilling to March 31, 2010 clearly demonstrates grade, width and continuity within the Pozo Seco Prime discovery zone with contiguous holes outlining a very significant tabular body roughly measuring 1,000 metres long, averaging 250 to 300 metres wide and 50 metres thick. Successful, large, step outs through alluvial cover indicate that this body remains open in several directions.

Most recently, drilling in the Northwest Prime Zone has cut the thickest moly-gold intercepts to date at Pozo Seco.  Starting at 2 metres depth, Hole CM10-221 cut 278.42 metres of 0.052% molybdenum (Mo) with 0.10 ppm gold.  This includes several high-grade zones including one of 34.94 metres (115.29 to 149.35 metres depth) grading 0.158% moly with 0.21 ppm gold.  Results from nearby holes clearly indicate that the moly zone is thickening, deepening and swinging to the west, possibly indicating a direction towards the system’s source.

In addition to the stand-alone importance of the moly-gold discovery, the moly-gold mineralization could be an indication that a very large Carbonate Replacement Deposit ("CRD") system lies at depth nearby with the potential to host significant skarn style silver, lead and zinc mineralization.  Moly is a typical (and proximal) component of CRDs, and the moly zone outlined at Cinco is several times larger than that in the largest known CRDs in Mexico, suggesting that any associated CRD may be proportionately important.  Gold, silver and base metal intercepts encountered at depth in some of the recent drill holes further substantiate this exploration model.

Overall, drilling at Cinco de Mayo has encountered strong CRD/skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres, with very few drillholes completely lacking mineralization.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this carbonate replacement (CRD) system.  Recent drilling has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related.  The strong molybdenum mineralization in silicified breccias above the large regional positive magnetic anomaly at Pozo Seco is comparable to what is seen in the proximal parts of several major Mexican and US CRD systems, and is consistent with what MAG’s CRD exploration model predicts.  Development of increasingly distal mineralization styles in structural corridors leading outwards from this centre is also consistent with the model.

Drilling at Cinco de Mayo during the first quarter totaled 15,645 metres. To date, the Company has drilled a cumulative 108,748 metres on the property, in 227 holes, and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length of the Jose Manto as well as the important Pozo Seco zone described above. Drilling at Pozo Seco is continuing with 5 machines: (2 dedicated to in-fill drilling, 1 focused on extending the moly-gold zone and 2 seeking large-scale replacement and skarn mineralization).  The current drilling and geophysical work is part of approximately a $5.0 million budget for exploration work at Cinco de Mayo in 2010.  The Company incurred $2,525,266 in exploration costs at Cinco de Mayo during the period ended March 31, 2010 (2009: $3,007,539) and a cumulative total of $20,426,396 to March 31, 2010.

6/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

Lagartos Land Package

The Company owns a 135,000 hectare land package called Lagartos, near the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, lie northwest and southeast of the Juanicipio Joint Venture along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande Vein was the second most important vein in the district with significant ore-shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG’s late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG’s wholly owned property covering an additional 4 kilometres of possible projection.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, have encountered high-grade silver mineralization (see MAG press release dated January 19, 2010).  Accompanying low base metal values indicate the vein was likely intersected at a high level. Future work will focus on exploring these significant results.

To date, 44 holes have been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District.  Ground geological and geophysical surveys are underway to help in tracing the extensions of the Veta Grande and Puerto Rico vein targets across MAG controlled property in preparation for follow up drilling later in 2010.

A gravity survey is planned for Lagartos NW in 2010 to explore for a buried silicified ridge that may sub crop in a shallower alluvial environment.

The Company incurred $206,862 in exploration costs on Lagartos during the period ended March 31, 2010 (2009: $1,819,548), and a cumulative total of $10,114,597 to March 31, 2010 in exploration costs.  The Company’s budgeted exploration programs at Lagartos for 2010 are approximately $1,300,000.

Batopilas

The Company has incurred cumulatively $5,022,419 in exploration costs and $1,422,672 in acquisition costs on this 4,800 hectare property in the historic Batopilas native silver mining district in Chihuahua. Work on the property was limited to permitting during the first quarter. The Company incurred $67,705 in exploration costs on Batopilas during the period ended March 31, 2010 (2009 - $49,446) and has a budgeted exploration program at Batopilas for 2010 of approximately $200,000.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world’s largest CRD camp. The Company has incurred $1,525,196 in exploration costs and $1,576,570 in acquisition costs to date. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $11,823 in exploration costs on Guigui during the period ended March 31, 2010 (2009 - $29,663).  The Company’s budgeted exploration programs at Guigui for 2010 are approximately $35,000.

7/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

La Mojina Property

On March 30, 2010, the Company entered into an option agreement to acquire a 100% interest in the Mojina property (the “Mojina Property”), subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  The Mojina Property lies along the main strand of the Mexican CRD Belt, which includes the Company’s nearby Cinco de Mayo property (which lies 50 kilometres north of Mojina). Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement, and an additional US$65,000 subsequent to March 31, 2010.  The Company is obligated to make additional scheduled cash payments totalling $960,000 through 2015 and incur cumulative exploration expenditures totalling $2,500,000 over five years to 2015. To March 31, 2010, the Company has completed $3,173 in exploration costs.

Other Properties

As at March 31, 2010, the Company had capitalized $1,419,761 in acquisition costs on other properties in Mexico.  The other properties include the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Salemex claim options and the San Ramone claim option.

In July, 2009 the Company optioned, from Castle Resources, the San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 (paid), a payment of US$ 750,000 on July 14, 2014, and work commitments totaling US$3,250,000 over five years (approximately US$ 450,000 incurred to date) for MAG to acquire a 100% interest subject to a 1.5% Net Smelter Royalty. The San Ramone property, combined with MAG’s existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

MAG has drilled four holes in the San Rafael claim group, optioned from Castle Resources in 2009, covering the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Mala Noche Vein system.  Earlier drilling showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Rafael. The results show the continuation of the grade trend but thinning of the vein.  Further drilling in this area will target three other veins with strong surface expressions.

During the period ended March 31, 2010, the Company completed approximately $165,877 in exploration costs (2009: $1,158,424).  Further exploration work of approximately $430,000 is budgeted for these projects in 2010.

OUTLOOK

The Company continues to explore its properties in Mexico and although the Company’s working capital position remains strong, the Company will execute its business plan cautiously into 2010.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

MAG has approved a total exploration and administration budget of approximately $15 million for 2010, of which approximately $4.5 million has been expended to March 31, 2010.  Of the 2010 budget, $2.9 million is allotted for the Company’s 44% share of Minera Juanicipio’s US$4.4 million 2010 exploration budget plus 44% of a US$1.5 million engineering budget approved March 16, 2010.  From MAG’s remaining budget of $12.1 million, the exploration component is earmarked for nine 100% MAG-owned properties in Mexico.  Over 40% of the remaining budget will be focused on exploration at Cinco de Mayo (approximately $5.0 million) and over 10% focused on Lagartos SE ($1.3 million).  Planned expenditures include the diamond drilling of almost 27,000 metres of core on these two properties, air and ground based geophysical surveys, trenching, road building, mapping, sampling, geological modeling, surface rights acquisitions, taxes and land payments and overhead costs.  Diamond drilling is expected to continue aggressively on the "Pozo Seco" area at Cinco de Mayo where MAG is outlining a new and potentially significant molybdenum / gold discovery.  Drilling at Juanicipio by operator Fresnillo is expected to continue at roughly the same level in 2010 as it did in 2009 at approximately 26,000 metres.  Presently, MAG has five drills operating at Cinco de Mayo while at Juanicipio the joint venture has a total of six drills testing the Valdecañas Vein, the Juanicipio Vein and exploring for other veins.

8/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

OUTSTANDING SHARE DATA

The Company’s authorized capital consists of an unlimited number of common shares without par value.  As at May 14, 2010, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	49,934,895
Stock Options	3,595,265	$1.00 - $14.70	7 mos to 5 years
Diluted	53,530,160

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010 the Company had working capital of $24,218,741 compared to $43,348,299 at March 31, 2009. Included in this working capital was cash and cash equivalents on hand of $24,251,678 (2009: $43,900,160), and current liabilities of $2,338,710 (2009: $4,096,476) attributable primarily to accrued legal and exploration (drilling) expenses.  The decrease in the Company’s cash and working capital position at March 31, 2010 as compared to the prior period is primarily attributable to the Company’s exploration expenditures on mineral properties ($10,110,146 for the 12 months ended March 31, 2010), acquisition of mineral rights ($1,361,057 for the 12 months ended March 31, 2010), and funding of its 44% pro rata interest in Minera Juanicipio project ($1,674,306 for the 12 months ended March 31, 2010).

The primary use of cash during the quarter ended March 31, 2010 was for mineral property acquisition and exploration expenditures totaling $1,730,196 (2009: $5,099,386). The Company also spent on its own account and through advances to Minera Juanicipio $496,462 (2009: $37,484) on the Juanicipio property for its 44% of acquisition and exploration costs in the quarter ended March 31, 2010. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo plc.

The Company’s primary source of capital has been from the sale of equity. Subsequent to March 31, 2010 the Company announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriting Agreement”) under which the underwriters have agreed to buy on bought deal basis by way of a short form prospectus, 4,185,000 common shares (the "Common Shares"), at a price of $7.65 per Common Share. The Company had also granted the underwriters an option to buy up to an additional 10% of the Common Shares at the offering price to cover any over-allotments, and on May 13, 2010 the Company was notified by the underwriters that the over-allotment option would be exercised in full.  Total gross proceeds of the placement, including the over-allotment, are $35.2 million.  The offering is expected to close on or about May 18, 2010 and is subject to Company receiving all necessary regulatory approvals. Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay to the underwriters a fee equal to 5% of the gross proceeds of the offering.  The net of proceeds of the offering will be to fund development of Juanicipio and Cinco de Mayo as well as for working capital.

The Company issued a total of 571,473 common shares pursuant to the exercise of stock options during the quarter ended March 31, 2010 for cash proceeds of $878,911 (2009: 55,000 for cash proceeds of $153,800).  In the three months ended March 31, 2010 there were no shares (2009 – Nil) issued for mineral properties.

9/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

Including the net proceeds of the offering scheduled to close May 18, 2010 and discussed above, the Company will have sufficient working capital to maintain all of its properties and planned programs for a period in excess of two years.  The Company will also have sufficient working capital to fund its 44% share of initial costs for possible underground development and other accelerated engineering and development programs on the Juanicipio project should they occur within the next two years.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Salemex Property Option	1,960,000	210,000	950,000	800,000	Nil
San Ramone Property Option (1)	3,511,900	11,900	1,500,000	2,000,000	Nil
La Mojina Property Option (2)	3,460,000	150,000	950,000	2,360,000	Nil
Office Lease	747,427	152,949	313,505	280,973	Nil

(1)  The San Ramone Property option consists of $2,761,900 in exploration commitments and $750,000 in a single property option payment in year 4.

(2)  La Mojina Property option consists of $2,500,000 in exploration commitments and $960,000 in property option payments.

OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the ICC Arbitration described above.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand and cash raised through the recently announced financing (see ”Liquidity and Capital Resources” above) in order to meet its obligations under property option agreements until at least March 31, 2011.

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recently filed AIF available on SEDAR at www.sedar.com and http://idea.sec.gov/idea.

The volatile global economic environment has created uncertainty since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.  Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” above and under “Risk Factors” in the Company’s most recently filed AIF. The Company’s intends to preserve its cash balances where possible.

At March 31, 2010, the Company had a receivable of $1,974,998 from the Mexican government for value added tax (“IVA”).  Although full recovery is expected by management, recoveries to date have been slow and intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued non-executive directors fees of $31,000 during the period ended March 31, 2010 (March 31, 2009 - $159,167).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  Since January 2006, these companies have a common director with the Company.  During the quarter ended March 31, 2010, the Company accrued or paid Cascabel and Imdex consulting, administration and travel fees totaling $55,300 (March 31, 2009 - $92,895) and exploration costs totaling $609,905 (March 31, 2009 - $1,005,590) under the Field Services Agreement. In addition to travel and administration costs these amounts include the reimbursement of underlying costs including expenses for consultants, geologists, geophysics and field supplies and services.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with two common directors and common officer.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the quarter ended March 31, 2010, the Company accrued or paid Platinum Group Metals Ltd. $19,500 under the office service agreement (March 31, 2009 - $34,419).

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The Company’s critical accounting estimates are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2009.

RECENT ACCOUNTING PRONOUNCEMENTS

(i) CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly on January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements, and will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis with restatement of comparative information presented for the quarter ended March 31, 2010. It is expected that the overall presentation of the financial statements will change significantly, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of loss and cash flows.

Management anticipates completing its reporting conversion to IFRS on a timely basis under the following convergence plan.

Company’s Convergence Plan

The conversion to IFRS is being led by the Company’s Chief Financial Officer, who along with other members of the finance group, including a recently hired consultant, will execute the conversion project in accordance with the following phases:

Phase 1: Review and Assessment

In this phase, management will conduct a detailed review of all relevant IFRS standards to identify differences with the Company’s current accounting policies and practices, give separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and address those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS.

Management is currently in the ‘review and assessment’ stage and is evaluating the impact of IFRS on its financial statements and prioritizing those differences that could have a significant impact on our financial statements.  Management expects to complete its review and assessment by early in the third quarter of 2010.

Phase 2: Implementation

In this phase, management will implement the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

This phase is scheduled to start in the third quarter of 2010, and continue into the fourth quarter, allowing management ample time to comply with reporting under IFRS in the first quarter of 2011.

Significant accounting impacts of conversion to IFRS

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

Management expects differences between Canadian GAAP and IFRS to impact the Company's accounting activities at varying degrees, some of which are dependent on policy-choice decisions available in the transition period. The Company's main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.  The audit committee of the Company will be kept informed of management's decisions on accounting policy choices under IFRS, project status and significant IFRS developments.

The Company will complete its assessment of all the accounting policy differences that may arise on conversion to IFRS in the second and third quarters of 2010. The following is a summary of potential accounting policy differences that have been identified to date. The Company has not yet quantified the impact of these differences on its consolidated financial statements.

•

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

Under IFRS, specifically IFRS 6 “exploration for and evaluation of mineral resources,” exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognised as exploration and evaluation assets, and then apply that policy consistently.  This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property, nor to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable.

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, “Impairment of Assets,” the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

•

Equipment and Leaseholds

IFRS requires that the Company identify the different components of its fixed assets and record amortization based on the useful lives of each component. The Company has reviewed the depreciation of its existing equipment and leaseholds and does not expect any material differences between IFRS and the Company’s current depreciation policies.

•

Other policy differences

A number of other differences between Canadian GAAP and IFRS identified, but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, foreign currency transactions, stock-based compensation, financial instruments and disclosure requirements. These differences may have a material impact on the Company’s financial statements. A more detailed review of the impact of IFRS on the Company’s consolidated financial statements is in progress and will be completed by early in the third quarter.

Management will continue to monitor current IFRS developments as multiple changes are expected to come into effect as the Company transitions to IFRS.

Other impacts of conversion to IFRS: Information Technology and Data Systems, Internal Controls Over Financial Reporting, Disclosure Controls and Procedures, and Business Activities and Key Performance Measures

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).

The conversion from Canadian GAAP to IFRS will require the implementation of a new set of accounting standards, and the internal controls over financial reporting will need to address the initial reporting of IFRS financial statements, including related note disclosures, as well as on-going financial reporting. As the review of the accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting will be made.  For example, under IFRS 6 and IAS 36 (Impairment of Assets) discussed above, the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired.  Additional controls will need to be designed and implemented to ensure that the recorded balance is fairly stated at each reporting period. It is anticipated that such controls will include senior management oversight on the development of key assumptions and variables.  The certifying officers plan to complete the design, and initially evaluate the effectiveness of these controls in the third and fourth quarter of 2010 to prepare for certification under IFRS in 2011.

In the implantation phase of the IFRS conversion plan commencing in the third quarter of 2010, the Company will be updating its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

The Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

Financial Reporting Expertise

Management has participated in ongoing training sessions provided by external advisors. Where sufficient technical expertise does not exist in-house, management will rely on external advisers to assist with the transition.

(ii) BUSINESS COMBINATIONS

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure control procedures as of December 31, 2007, 2008 and 2009 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2008 and 2009 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.

14/15

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended March 31, 2010

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007, 2008 and 2009 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s normal control over financial reporting as of December 31, 2009 and have concluded that the Company’s internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Subsequent Information

See “Liquidity and Capital Resources.”

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